Exhibit (d)(7)

AGREEMENT

WHEREAS, Cole Holdings Corporation (the “Company”) has granted a total of 20 Units under the Cole Holdings Corporation Transaction Bonus Plan (the “Plan”) to Marc Nemer (the “Participant”);

WHEREAS, the Company and the Participant wish to make certain changes to the Participant’s rights under the Plan;

NOW, THEREFORE, in consideration of the waiver of five Units by the Participant, the parties hereby agree as follows:

1. With respect to the Participant only, the definition of Cause in the Plan is hereby changed to the following:

“‘Cause’ shall mean one or more of the following act or acts by an individual: (a) such individual’s fraud or willful misconduct in the performance of his duties to the Company which is materially and demonstrably injurious to the Company or any subsidiary or Affiliate of the Company or the business reputation of the Company or any subsidiary or Affiliate of the Company; (b) such individual’s final conviction of a felony; and (c) such individual’s willful and continued failure to perform substantially his duties with the Company or any subsidiary or Affiliate of the Company (other than any failure resulting from incapacity due to physical or mental illness) for a period of 30 days or more, after a written demand for substantial performance is delivered to such individual by the Board which specifically identifies the manner in which the Board believes that such individual has willfully not substantially performed his duties; provided for purpose of this provision, no act or failure to act, on the part of an individual, shall be considered ‘willful’ unless it is done, or omitted to be done, by such individual in bad faith or without reasonable belief that such individual’s action or omission was in the best interests of the Company or any subsidiary or Affiliate of the Company; and provided further for the avoidance of doubt, failure of the Participant to perform services in a manner satisfactory to the Board shall not, in and of itself, be considered ‘Cause.’ Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by such individual in good faith and in the best interest of the Company or any subsidiary or Affiliate of the Company. The cessation of services of a Participant shall not be deemed to be for ‘Cause’ unless the Participant is notified within 30 days of such cessation of services that such cessation is, for purposes of this Plan, for ‘Cause.’”

2. The parties agree that the Participant shall be fully vested in his remaining 15 Units granted under the Plan.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 25th day of August, 2011, and in the case of the Company, by a duly authorized officer thereof.

COLE HOLDINGS CORPORATION

By:	/s/ Christopher H. Cole
Christopher H. Cole
President and Chief Executive Officer

/s/ Marc Nemer
Marc Nemer

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